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                             July 22, 2020

       Matthew C. Liuzzi
       Vice President, Chief Financial Officer and Treasurer
       USA Compression Partners, LP
       111 Congress Avenue
       Suite 2400
       Austin, TX 78701

                                                        Re: USA Compression
Partners, LP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 18,
2020
                                                            File No. 001-35779

       Dear Mr. Liuzzi:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 6. Selected Financial Data
       Non-GAAP Financial Measures, page 38

   1. We note your presentation of the non-GAAP measure gross operating margin. Please present a
reconciliation for this non-GAAP measure in accordance with Item
                                                        10(e)(1)(i)(B) of
Regulation S-K. In doing so, reconcile this measures to the most directly comparable GAAP measure
of gross margin. If you do not believe gross margin that
                                                        includes depreciation
and amortization is the most directly comparable GAAP measure, please tell us why in
your response.
 Matthew C. Liuzzi
FirstName  LastNameMatthew
USA Compression   Partners, LPC. Liuzzi
Comapany
July       NameUSA Compression Partners, LP
     22, 2020
July 22,
Page  2 2020 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation